DEXIA

07026369

RECEIVED
AUG 29 2007
SEC MAIL PROCESSING SECTION
WASH, D.C. 200

Securities and Exchange Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street
Washington, D.C. 20549
U.S.A.

SUPPL

August 7th, 2007

***Attention**: Special Counsel/Office of International Corporate Finance*

DEXIA **Information Pursuant to Rule 12g3-2(b)** **File No. 82-4606**

Dear Sir or Madam

We send you enclosed the English version of the press release of August 6th, 2007.

Please do not hesitate to contact me (☎ +32-2-213 57 36) should you have any further queries.

Sincerely yours

PROCESSED
SEP 18 2007
THOMSON
FINANCIAL

Olivier Van Herstraeten
Secretary General
Dexia S.A.

9/14

Dexia SA
Place Rogier 11
B - 1210 Brussels

Tel. +32 2 213 57 00
Fax +32 2 213 57 01
www.dexia.com

Account No. 068-2113620-17
RPM Brussels VAT BE 0458.548.296

1, Passerelle des Reflets
Tour Dexia La Défense 2
TSA 12203 - F - 92919 La Défense Cedex

Tel. +33 1 58 58 77 77
Fax +33 1 58 58 86 00

PRESS RELEASE

Dexia S.A. - 11, Place Rogier B-1210 Brussels / 1, Passerelle des Reflets, La Défense 2, F-92919 La Défense Cedex
Account nb. : 068-2113620-17 - RPM Brussels TVA BE 0458.548.296

1 PAGE

Brussels, Paris, 6 August 2007

Sub-prime US residential mortgages
Analysis and overview of Dexia Group's exposure

- ***Dexia's exposure to US sub-prime residential mortgage assets, either directly or through FSA, remains very well protected and would not cause any losses, even in the case of further sub-prime market deterioration***
- ***FSA's continuous strict credit discipline has resulted in FSA being in a unique position with no material exposure to multi-sector CDOs, including those with sub-prime exposure.***
- ***Both Dexia and FSA have long expected problematic developments to arise in segments of the ABS sphere and "have kept their powder dry"***
- ***Current market conditions provide opportunities for new attractive business at adequate level of pricing so as to reward the risks and yield attractive returns on capital.***

On March 27, 2007 Dexia addressed the questions of the investment community on the guaranty of US sub-prime residential mortgage backed securities, both from an industry viewpoint and as a direct player in this market. Today, Dexia holds a conference with the investment community to update its analysis and give additional details on its exposure.

A presentation is available on Dexia's and FSA's websites, respectively www.dexia.com and www.fsa.com, under the caption:

"Sub-prime US residential mortgages
Analysis and overview of Dexia Group's exposure"

Pursuant to the analysis made by Robert Cochran, CEO of FSA, Claude Piret, member of Dexia Group management board and chief risk officer, declared:

"Strict credit disciplines along with the search for adequate returns on capital have been and remain the guiding criteria for underwriting risks and making investments in the whole Dexia Group . During 2005-2006, FSA and Dexia had clearly identified risks to arise in the ABS CDO sphere and thus strongly reduced underwritings and investments in the sub-prime residential mortgage asset class.
Having looked closely at the group's current exposures, we are confident that Dexia's sub-prime residential assets benefit from high level of protection and would not cause any losses, even in case of further deterioration of sub-prime debtors' expected default rates.
This is confirmed by the fact that none of our assets have been hit by the downgrades or negative watches recently done by either S&P or Moody's.
Having kept our powder dry, we are now benefiting from a much better environment where we see opportunities to write new business with proper levels of pricing so as to reward the risks and get attractive returns on capital".

Press department Brussels	+32 2 213 50 81
Press department Paris	+33 1 58 58 86 75
Investor Relations Brussels	+32 2 213 57 46
Investor Relations Paris	+33 1 58 58 85 56

DEXIA

Securities and Exchange Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street
Washington, D.C. 20549
U.S.A.

July 20th, 2007

***Attention**: Special Counsel/Office of International Corporate Finance*

DEXIA
Information Pursuant to Rule 12g3-2(b)
File No. 82-4606

Dear Sir or Madam

We send you enclosed the English version of the press release of August 2nd, 2007.

Please do not hesitate to contact me (☎ +32-2-213 57 36) should you have any further queries.

Sincerely yours

Olivier Van Herstraeten
Secretary General
Dexia S.A.

Dexia SA
Place Rogier 11
B - 1210 Brussels

Tel. +32 2 213 57 00
Fax +32 2 213 57 01
www.dexia.com

Account No. 068-2113620-17
RPM Brussels VAT BE 0458.548.296

1, Passerelle des Reflets
Tour Dexia La Défense 2
TSA 12203 - F - 92919 La Défense Cedex

Tel. +33 1 58 58 77 77
Fax +33 1 58 58 86 00

PRESS RELEASE

Dexia S.A. - 11, Place Rogier B-1210 Brussels / 1, Passerelle des Reflets, La Défense 2, F-92919 La Défense Cedex
Account nb. : 068-2113620-17 - RPM Brussels TVA BE 0458.548.296

1 PAGE

Brussels, Paris, Amsterdam, 2 august 2007

Overwhelming majority of Dexia Bank Nederland clients accept the Duisenberg Arrangement, hereby substantially reducing legal risks

An overwhelming majority of the share leasing clients of Dexia Bank Nederland (Dexia) consider the Duisenberg Arrangement as a fair proposal.

On January 25, 2007, the Amsterdam Court of Appeal granted binding force to the Duisenberg Arrangement. Pursuant to this judgement, the application of the "Law of Settlement of Mass Damage" binds all concerned clients to the Duisenberg Arrangement as long as they do not opt out within a six month period which ended on July 31, 2007.

Out of the 190,000 clients who were involved, about 24,700 opted out during the 6 months period. The opt-outs are in majority members of Leaseproces B.V. (some 16,000). Besides, about 2,400 clients who had already started a legal procedure against the bank opted out. This means that only 6,400 clients, who are not part of Leaseproces and had not yet started a legal procedure, decided to opt out.

Above all, this means that the legal uncertainty linked to the 165,300 clients who did not opt out is eliminated.

Dexia remains convinced that the Duisenberg Arrangement is a fair agreement and will continue to defend its position with the clients who opted out.

Press department Brussels	+32 2 213 50 81
Press department Paris	+33 1 58 58 86 75
Investor Relations Brussels	+32 2 213 57 49
Investor Relations Paris	+33 1 58 58 85 97

END